CODE OF BUSINESS CONDUCT AND ETHICS
FOR
PASSPORT RESTAURANTS, INC.

Introduction

This Code of Business Conduct and Ethics (the "Code") sets forth the Company's policies with respect to the way we conduct ourselves individually and operate our business. The provisions of this Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All employees, officers and members of the Board of Directors of the Company must comply with the provisions of this Code. References to employees contained in this Code should be understood as referring to officers and members of the Board of Directors as well. References to "we" or "our" or "Company" refer to Passport Restaurants, Inc.

In the course of performing our various roles in the Company, each of us will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty may arise in our dealings with fellow employees, with customers or with other parties such as government entities or members of our community. Our employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner. This Code provides rules and procedures to help our employees, officers and members of the Board of Directors recognize and respond to situations that present ethical issues.

The reputation of the Company is our greatest asset and its value relies on the character of its employees. In order to protect this asset, the Company will not tolerate unethical behavior by employees, officers or members of the Board of Directors. Those who violate the standards in this Code will be subject to disciplinary action. If you are concerned about taking an action that may violate the Code or are aware of a violation by another employee, an officer or a member of the Board of Directors, follow the guidelines set forth in Sections 6 and 7 of this Code.

1. Compliance with Laws, Rules and Regulations

Company policy requires that all employees, officers and members of the Board of Directors of the Company comply with all applicable laws, rules and regulations. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, you are urged to seek clarification from the Company's counsel.

2. Conflicts of Interest

Every employee has a primary business responsibility to the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company or interfere with the employee's performance or independent judgment when carrying out his or her duties. No employee shall take any action or enter into any relationship that creates, or even appears to create, a conflict of

interest without the prior approval of the principal executive officer. The Company's principal executive officer must receive approval of the Board of Directors prior to taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest. The Company's principal financial officer, principal accounting officer and controller must receive approval of the principal executive officer prior to taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest.

The Company's policy and practice encourage the use of good judgment, discretion, and moderation when giving or accepting gifts or entertainment in business settings. Gift giving and entertainment practices may vary in different cultures; however, any gifts and entertainment given or received must be in compliance with law, must not violate the giver's and/or receiver's policies on the matter, and be consistent with local custom and practice. We do not solicit gifts, entertainment or favors of any value from persons or firms with which the Company actually or potentially does business. Nor do we act in a manner that would place any vendor or customer in a position where he/she may feel obligated to make a gift, provide entertainment, or provide personal favors in order to do business or continue to do business with the Company. Furthermore, employees may not use Company property, information or influence or their position in the Company for improper personal gain. Employees must be sensitive to other potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

If you have any questions regarding the Company's policy on conflicts of interest or need assistance in avoiding a potential conflict of interest, you are urged to seek the advice of a department head or the Company's counsel.

3. Fair Dealing

Although the prosperity of our Company depends on our ability to outperform our competitors, the Company is committed to achieving success by fair and ethical means. We seek to maintain a reputation for honesty and fair dealing. In light of this aim, the Company prohibits employees from engaging in any dishonest, unethical or illegal business practices. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company's customers, suppliers, employees and others with whom the Company has dealings. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair business practice.

4. Books and Records, Accounting Controls and Disclosures

The Company requires that all its books and records be maintained accurately and with honesty. This requires that no fund, asset, liability, revenue or expense be concealed or incompletely recorded for any purpose. All entries must be supported by documentation adequate to permit the books and records to be verified by audit. Proper accounting requires not only careful compliance by the Company's accountants, but also the cooperation of all employees who are involved in keeping financial records of any type.

The Company's financial reporting process is essential to ensuring the accurate reporting of the Company's financial information. The Board of Directors has the responsibility to oversee the accounting and financial reporting processes and audits of the financial statements of the Company. By maintaining this oversight, the Board of Directors helps the Company identify deficiencies in its practices so that they can be corrected. All employees are required to cooperate fully with the internal financial reporting process and external audits. Auditors shall have unrestricted access to all Company documents and records required in connection with any audit of the Company financial statements. In no case may an employee make a false or misleading statement to any internal or external auditor, withhold records or otherwise interfere with an audit. An employee who has knowledge of any unreported or improperly reported financial activity must report such information to a department head, the Board of Directors or the Company's counsel.

The Company recognizes that the investment community derives information regarding the Company's financial condition primarily from the Company's filings with the Securities and Exchange Commission or the "SEC." To promote the transparency of its financial operations, the Company's policies are designed to promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company.

5. Waivers

The Company expects all employees, officers and members of the Board of Directors to comply with the provisions of this Code. Any waiver of this Code for executive officers or members of the Board of Directors may be made only by the Board of Directors and will be promptly disclosed to the public as required by law. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

6. Compliance Resources

In some situations, you may be uncertain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of your own acts or your duty to report the unethical acts of another. When determining the proper course of action, you should carefully analyze the situation and seek guidance from your department head or the Company's counsel in accordance with the following four steps:

1. Gather all the facts. Do not take any action that may violate the Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your department head or the Company's counsel.

1. *Consider whether the action is illegal or contrary to the Code.* If the action is illegal or contrary to the provision of this Code, you should not carry out the act. If you believe that the Code has been violated by an employee, an officer or a member of the Board of Directors, you must promptly report the violation in accordance with the procedures set forth in Section 7.

2. *Discuss the problem with your department head.* It is your department head's duty to assist the employees in complying with this Code. Feel free to discuss the situation

with your department head if you have any questions. You will suffer no retaliation for seeking such guidance.

4. *If necessary, seek additional resources.* The chief executive officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct department head. The Company's counsel is also available to assist you in complying with those aspects of the Code that involve more complex issues, such as insider trading, compliance with other laws and regulations and conflicts of interest.

7. Reporting Procedures

All employees have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations. Employees also have a duty to report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

If you are aware of a potential conflict of interest or believe that the Code has been violated by an employee you must promptly report the violation to your department head. All violations by an officer or member of the Board of Directors of the Company must be reported directly to the Company's counsel. Employees may also choose to report any violations regarding record keeping or financial reporting to the Board of Directors.

When reporting a violation, you may choose to remain anonymous. However, if you make an anonymous report, you should create and preserve your own record of this report in order to be able to demonstrate your compliance with the requirement of reporting violations. Generally speaking, every effort will be made to maintain the confidentiality of reports of potential violations. However, there may be a point where the identity of the reporting employee may become known or may have to be revealed in the course of the investigation or to take corrective action.

The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. Any employee who attempts to or encourages others to retaliate against an individual who has reported a violation will be subject to disciplinary action.

8. Disciplinary Action

The Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to Code violations:

1. *Range of Penalties.* All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination and/or (5) restitution. Violations may also be reported to the appropriate regulatory agencies or other authorities.

2. *Disciplinary Process.* The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well

as the employee's history of non-compliance and cooperation in the disciplinary process.

3. *Consistent Enforcement.* The Company shall endeavor to apply disciplinary measures in a fair and consistent manner across all employees, officers and members of the Board of Directors.